Garett Sleichter Direct Dial: (714) 641-3495 E-mail: gsleichter@rutan.com

June 6, 2014

VIA FEDEX AND
EDGAR CORRESPONDENCE

Karl Hiller Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:
Sara Creek Gold Corp.
Form 10-K for the Fiscal Year ended August 31, 2013
Filed November 29, 2013
Form 10-Q for the Fiscal Quarter ended November 30, 2013
Filed January 13, 2014
Response letter dated April 14, 2014

File No. 0-52892

Dear Mr. Hiller:

This letter sets forth the responses of Sara Creek Gold Corp. (the “Company”) to the comments contained in your letter, dated May 19, 2014, relating to (a) the Form 10-K for the Fiscal Year ended August 31, 2013 filed by the Company on November 29, 2013 and amended by Amendment No. 1 to Form 10-K filed by the Company on January 17, 2014 (as amended, the “2013 Form 10-K”), (b) the Form 10-Q for the Fiscal Quarter ended November 30, 2013 filed by the Company on January 13, 2014 (the “1Q2014 Form 10-Q”), and (c) the Company’s response letter dated April 14, 2014. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

For the Staff’s supplemental review, we have attached to this letter the proposed amendments listed below.  We will wait for the Staff’s supplemental review and resolution of all Staff comments prior to filing these amendments.

(a)
Attached as Annex A to this letter are a clean and blackline proposed Amendment No. 2 to the 2013 Form 10-K incorporating the revised 2013 Form 10-K disclosures described in the Company’s responses below.  The blackline shows changes from the draft Amendment No. 2 to the 2013 Form 10-K that was attached to the Company’s response letter dated April 14, 2014.

Karl Hiller
June 6, 2014

(b)
Attached as Annex B to this letter are a clean and blackline proposed Amendment No. 1 to the 1Q2014 Form 10-Q incorporating the revised 1Q2014 Form 10-Q disclosures described in the Company’s responses below.  The blackline shows changes from the Amendment No. 1 to the 1Q2014 Form 10-Q that was attached to the Company’s response letter dated April 14, 2014.

Form 10-K for the Fiscal Year Ended August 31, 2013

General

1.
We have read your response to prior comment 3, including the revisions you propose to include in amendments to both the Form 10-K and Form 10-Q, regarding the “Potential Follow-On Transactions.” We understand from your response that you have not established any terms for these transactions and that the shares you indicate may be issued to the Hawker Sellers would be incremental to any purchase consideration that could be negotiated and therefore would only represent a “finder’s fee” or similar costs of entering into the transactions, rather than the purchase price for any potential acquisition. Although you indicate that revisions have been made to clarify these points, this is not apparent in the draft amendments that you have submitted. Please revise accordingly.

You should also revise disclosures in both filings explaining that you “cannot state with a reasonable degree of certainty that any of the acquisitions will occur,” to clarify that since management has not undertaken any negotiations to establish the terms under which these transactions might occur, it does not consider any of the transactions to be reasonably possible, consistent with your response. However, if we have misunderstood your reply and you have additional details to disclose that would support describing any of these transactions as reasonably possible, such as the specific terms, amount and form of purchase consideration, and financing alternatives, then please include this information.

Given that your disclosures suggest that the “Potential Follow-On Transactions” may pertain to specific properties, with reference either by name or with language such as “certain oil and gas interests,” “certain assets and rights,” and “certain mineral rights” please revise to identify the specific properties and interests that may be acquired in each transaction. Also disclose how these potential acquisitions were identified with details sufficient to understand why you have agreed to covey shares to the Hawker Sellers if you acquire the properties.

Karl Hiller
June 6, 2014

Amendment No. 2 to the 2013 Form 10-K and Amendment No. 1 to the 1Q2014 Form 10-Q, each of which is attached to this letter for the Staff’s supplemental review, contain revised disclosures that the Company believes are responsive to the Staff’s comments above.

In addition, with respect to the additional shares that may be issued to the Hawker Sellers, the Company agreed to these potential additional share issuances as a result of the Hawker Sellers’ preliminary work on the Potential Follow-On Transactions to the date of the Company’s acquisition of Hawker and based on the Company’s belief that value may accrue to the Company in the event one or more of these Potential Follow-On Transactions is consummated and the properties further developed.  The Hawker Sellers’ work to the date of the Company’s acquisition of Hawker consisted of opportunity identification and screening, resource evaluation through hiring of third-party technical consultants, initial financial analyses, early stage discussions with the potential sellers around value and other evaluation work.  Furthermore, it was important to Sara Creek that all of the Hawker Sellers’ oil growth opportunities be acquired by Sara Creek, not just the PRC 145.1 opportunity, so that the business interests of the Hawker Sellers (each of whom is now actively involved with Sara Creek as described below) be more directly aligned with interests of the Company.  The foregoing notwithstanding, all of the work done to the date of the Hawker acquisition was preliminary in nature, and discussions with counterparties concerning the value of the Potential Follow-On Transactions was also preliminary in nature, and in some cases there are current wide bid-ask spreads.  Accordingly, for each of the Potential Follow-On Transactions, there will be significant further evaluation work, and in the event terms can be agreed, the Company will also have to spend considerable time on financing, which is not assured.  The Hawker Sellers have continued with the Company after the Hawker acquisition as unpaid CEO and unpaid consultant, respectively, so any shares granted will be reward for value added post-acquisition.

2.
We understand from your response to prior comment 3 that you regard your acquisition of Hawker Energy LLC to be an acquisition of assets rather than a business, although you continue to have disclosure that appears focused on various activities of the entity rather than clarifying that you consider the transaction to be an asset acquisition due to the lack of revenues and because ownership of the only material asset is being challenged by the operator. Please modify your disclosure to clarify your view. Also indicate the extent to which there are proved reserves associated with the properties and describe the circumstances under which rights to the ownership interest were challenged, including the dates and current status of litigation.

Amendment No. 2 to the 2013 Form 10-K and Amendment No. 1 to the 1Q2014 Form 10-Q, each of which is attached to this letter for the Staff’s supplemental review, contain revised disclosures that the Company believes are responsive to the Staff’s comments above.

Karl Hiller
June 6, 2014

3.
We note your response to prior comment four pertaining to your application of FASB ASC 805-40-30-2 in accounting for your merger with SCNRG, LLC, also your related disclosures and valuation. Given your response, it appears that you should revise your disclosures to clarify that you determined the $1,626 in net assets of SCGC, LLC at the time of the transaction also represented the fair value of the transaction. Please understand there is no accommodation for a valuation based on par value that does not equate with fair value, or for reversing goodwill indicated by par value under these circumstances. The transaction should be described as a reverse merger and accounted for based on fair value.

Note 3 to the Financial Statements in Amendment No. 1 to the 1Q2014 Form 10-Q, which is attached to this letter for the Staff’s supplemental review, contains revised disclosures that the Company believes are responsive to the Staff’s comments above.  There is no corresponding disclosure in Amendment No. 2 to the 2013 Form 10-K, as the Company’s acquisition of SCNRG, LLC occurred on October 25, 2013 (after August 31, 2013, which is the date of the Financial Statements in Amendment No. 2 to the 2013 Form 10-K).

* * * *

In connection with the Company’s responses to your comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to its disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that the foregoing is responsive to the comments contained in your letter dated May 19, 2014. If you have any questions, please contact me by phone at (714) 641-3495 or by e-mail at gsleichter@rutan.com.

Karl Hiller
June 6, 2014

We appreciate the Staff’s assistance in this matter.

Very truly yours,

RUTAN & TUCKER, LLP

/s/ Garett Sleichter

Garett Sleichter